SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,302,882
	9	Sole dispositive power 0
	10	Shared dispositive power 7,302,882
11	Aggregate amount beneficially owned by each reporting person 7,302,882
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.7%*
14	Type of reporting person (see instructions) PN; IA

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,860,643 Shares outstanding as of June 19, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 23, 2014.

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,302,882
	9	Sole dispositive power 0
	10	Shared dispositive power 7,302,882
11	Aggregate amount beneficially owned by each reporting person 7,302,882
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.7%*
14	Type of reporting person (see instructions) IN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,860,643 Shares outstanding as of June 19, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 23, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,302,882
	9	Sole dispositive power 0
	10	Shared dispositive power 7,302,882
11	Aggregate amount beneficially owned by each reporting person 7,302,882
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.7%*
14	Type of reporting person (see instructions) IA

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,860,643 Shares outstanding as of June 19, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 23, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,302,882
	9	Sole dispositive power 0
	10	Shared dispositive power 7,302,882
11	Aggregate amount beneficially owned by each reporting person 7,302,882
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.7%*
14	Type of reporting person (see instructions) OO

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,860,643 Shares outstanding as of June 19, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 23, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,302,882
	9	Sole dispositive power 0
	10	Shared dispositive power 7,302,882
11	Aggregate amount beneficially owned by each reporting person 7,302,882
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.7%*
14	Type of reporting person (see instructions) PN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,860,643 Shares outstanding as of June 19, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 23, 2014.

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,302,882
	9	Sole dispositive power 0
	10	Shared dispositive power 7,302,882
11	Aggregate amount beneficially owned by each reporting person 7,302,882
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.7%*
14	Type of reporting person (see instructions) PN

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,860,643 Shares outstanding as of June 19, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 23, 2014.

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,302,882
	9	Sole dispositive power 0
	10	Shared dispositive power 7,302,882
11	Aggregate amount beneficially owned by each reporting person 7,302,882
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.7%*
14	Type of reporting person (see instructions) OO

*

The percentages set forth above and in the rest of this Schedule 13D are calculated based on an aggregate of 128,860,643 Shares outstanding as of June 19, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 23, 2014.

This Amendment No. 18 to the Schedule 13D (this “Amendment No. 18”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real estate investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, Amendment No. 8 thereto, filed with the SEC on April 12, 2013, Amendment No. 9 thereto, filed with the SEC on April 18, 2013, Amendment No. 10 thereto, filed with the SEC on June 20, 2013, Amendment No. 11 thereto, filed with the SEC on June 24, 2013, Amendment No. 12 thereto, filed with the SEC on August 8, 2013, Amendment No. 13 thereto, filed with the SEC on November 19, 2013, Amendment No. 14 thereto, filed with the SEC on November 25, 2013, Amendment No. 15 thereto, filed with the SEC on February 12, 2014, Amendment No. 16 thereto, filed with the SEC on March 27, 2014 and Amendment No. 17 thereto, filed with the SEC on May 28, 2014 (the “Original Schedule 13D” and, together with this Amendment No. 18, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 18 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 18 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister and (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership (“Related Recovery Fund”) and RRERF Acquisition, LLC, a Delaware limited liability company (“RRERF”).

This Amendment No. 18 is being filed to amend Item 1, Item 4 and Item 5 of the Schedule 13D as follows:

Item 1 Security and Issuer

Item 1 of the Schedule 13D is amended by adding the following:

The address of the Issuer’s principal executive offices is Two North Riverside Plaza, Suite 600, Chicago, IL 60606.

Item 4 Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

In connection with the EGI Agreement and pursuant to notices of exercise delivered by EGI-CW and its assignees, (1) on July 11, 2014 (i) Corvex delivered 1,626,864 Shares to EGI-CW, consisting of 956,975 Shares at a price per Share of $21 and 669,889 Shares at a price per Share of $24 and (ii) Related Recovery Fund delivered 1,279,534 Shares to EGI-CW consisting of 752,661 Shares at a price per Share of $21 and 526,873 Shares at a price per Share of $24 per Share and (2) on July 14, 2014 and July 15, 2014, (i) Corvex delivered an aggregate of 396,945 Shares to certain assignees of EGI-CW consisting of 233,501 Shares at a price per Share of $21 and 163,444 Shares at a price per Share of $24 and (ii) Related Recovery Fund delivered an aggregate of 744,275 Shares to certain assignees of EGI-CW consisting of 437,815 Shares at a price per Share of $21 and 306,460 Shares at a price per Share of $24. Accordingly, all of the Options have been exercised.

Item 5 Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are amended and restated as follows:

The percentages set forth in this Schedule 13D are calculated based on an aggregate of 128,860,643 Shares outstanding as of June 19, 2014, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 23, 2014.

(a)-(b) Each of the Corvex Persons may be deemed to be the beneficial owner of 7,302,882 Shares (representing approximately 5.7% of the Issuer’s outstanding Shares) which include: (i) 3,651,441 Shares held on behalf of the Corvex Funds (the “Corvex Shares”) and (ii) 3,651,441 Shares held on behalf of RRERF (the “Related Shares”). By virtue of his position as a control person of the general partner of Corvex, Mr. Meister and Corvex may be deemed to share voting power and dispositive power with respect to the Corvex Shares. In addition, by virtue of the Agreement, the Corvex Persons may be deemed to share with the Related Persons voting power and dispositive power with respect to the Related Shares. Each of the Corvex Persons disclaims beneficial ownership with respect to the Related Shares.

Each of the Related Persons may be deemed to be the beneficial owner of 7,302,882 Shares (representing approximately 5.7% of the Issuer’s outstanding Shares), which include: (i) the Related Shares and (ii) the Corvex Shares. By virtue of their relationship, the Related Persons may be deemed to share voting power and dispositive power with respect to the Related Shares. In addition by virtue of the Agreement, the Related Persons may be deemed to share with the Corvex Persons voting power and dispositive power with respect to the Corvex Shares. Each of the Related Persons disclaims beneficial ownership with respect to the Corvex Shares.

(c) Except as set forth below, there have been no transactions with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D by any of the Reporting Persons or, to their knowledge, any other person or entity referred to in Item 2 of the Schedule 13D. The information set forth under Item 4 of this Amendment No. 18 is incorporated in this Item 5 in its entirety.

Corvex effected the following transactions:

Date of Transaction	Number of Shares Sold	Price per Share ($)
7/11/2014	(956,975)	21.00
7/11/2014	(669,889)	24.00
7/14/2014	(145,121)	21.00
7/14/2014	(21,666)	21.00
7/14/2014	(101,581)	24.00
7/14/2014	(15,165)	24.00
7/15/2014	(33,357)	21.00
7/15/2014	(33,357)	21.00
7/15/2014	(23,349)	24.00
7/15/2014	(23,349)	24.00

Related Recovery Fund effected the following transactions:

Date of Transaction	Number of Shares Sold	Price per Share ($)
7/11/2014	(752,661)	21.00
7/11/2014	(526,873)	24.00
7/14/2014	(125,090)	21.00
7/14/2014	(62,545)	21.00
7/14/2014	(87,560)	24.00
7/14/2014	(43,780)	24.00
7/15/2014	(250,180)	21.00
7/15/2014	(175,120)	24.00

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: July 15, 2014	KEITH MEISTER

	By:	/s/ Keith Meister

Date: July 15, 2014	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: July 15, 2014	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: July 15, 2014	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: July 15, 2014	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: July 15, 2014	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President